SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Tango Therapeutics, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
87583X109
(CUSIP Number)
Josh La Grange
Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street, NW, Washington, DC 20006
202-639-7497
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 11, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 87583X109	SCHEDULE 13D	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS
BCTG Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,988,450

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
6,988,450

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,988,450

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	See Item 5.

CUSIP No.: 87583X109	SCHEDULE 13D	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS
Boxer Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
7,123,642

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
7,123,642

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,123,642

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	See Item 5.

CUSIP No.: 87583X109	SCHEDULE 13D	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS
Boxer Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
7,123,642

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
7,123,642

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,123,642

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	See Item 5.

CUSIP No.: 87583X109	SCHEDULE 13D	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS
Braslyn Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
26,961

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
26,961

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,961

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	See Item 5.

CUSIP No.: 87583X109	SCHEDULE 13D	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS
Joe Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
14,139,053

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
14,139,053

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,139,053

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	See Item 5.

CUSIP No.: 87583X109	SCHEDULE 13D	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS
MVA Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
743,524

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
743,524

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
743,524

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	See Item 5.

CUSIP No.: 87583X109	SCHEDULE 13D	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSONS
Aaron I. Davis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
50,000

	8	SHARED VOTING POWER
743,524

	9	SOLE DISPOSITIVE POWER
50,000

	10	SHARED DISPOSITIVE POWER
743,524

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
793,524

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	See Item 5.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the amended statement on Schedule 13D (“Amendment No. 1”) filed on January 4, 2022 by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), Joe Lewis, MVA Investors, LLC (“MVA Investors”), Aaron I. Davis, BCTG Holdings, LLC (“BCTG Holdings”), and, as its original filing on Schedule 13D regarding the Issuer, Braslyn Ltd. (“Braslyn) (together, the “Reporting Persons”), which, in respect of the Reporting Persons other than Braslyn, amended and supplemented the original statement on Schedule 13D filed by them on August 20, 2021 (as previously amended, the “Original Filing”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2. Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Filing.
Item 3.    Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended to add the following:
On August 11, 2023, MVA Investors, using funds on hand, purchased 475,000 shares of Common Stock at a price of $5.15 per share from the Issuer in a private placement for an aggregate purchase price of $2,446,250, pursuant to a securities purchase agreement dated August 10, 2023 (“Private Placement”). In connection with the Private Placement, Boxer Capital purchased 2,340,579 prefunded warrants (the “Prefunded Warrants”) at a cash purchase price of $5.1499 per each Prefunded Warrant for an aggregate purchase price of $12,053,747.79. The Prefunded Warrants have an exercise price of $0.0001 per share of Common Stock and are immediately exercisable and remain exercisable in full; provided, that, the Prefunded Warrants are subject to a limitation (the “Blocker”) that prohibits the Reporting Persons from exercising the Prefunded Warrants if the result would cause their aggregate beneficial ownership of Common Stock to exceed 9.99% of the Common Stock then outstanding. As a result of the Blocker, the Prefunded Warrants cannot now be exercised by the Reporting Persons and do not give them beneficial ownership of shares of Common Stock.
Item 4.    Purpose of Transaction.
Item 4 is hereby amended to add the following:
Pursuant to the Private Placement, MVA Investors purchased 475,000 shares of Common Stock at a price of $5.15 per share for an aggregate purchase price of $2,446,250. In connection with the Private Placement, Boxer Capital purchased 2,340,579 prefunded warrants (the “Prefunded Warrants”) at a purchase price of $5.1499 per each Prefunded Warrant for an aggregate purchase price of $12,053,747.79. The Prefunded Warrants have an exercise price of $0.0001 per share of Common Stock and are immediately exercisable and remain exercisable in full; provided, that, the Prefunded Warrants are subject to the Blocker. As a result of the Blocker, the Prefunded Warrants cannot now be exercised by the Reporting Persons and do not give them beneficial ownership of shares of Common Stock.
Item 5.    Interest in Securities of the Issuer.
Item 5 is hereby amended and restated as follows:
All percentages are based on 101,663,940 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 88,467,269 shares of the Common Stock outstanding as of August 2, 2023 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2023, and (ii) 13,196,671 shares of Common Stock issued in the Private Placement as set forth in the Issuer’s Form 8-K filed with the SEC on August 10, 2023.
(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 14,932,577  shares of Common Stock, representing 14.7% of the outstanding shares of Common Stock.
BCTG Holdings beneficially owns 6,988,450 shares of Common Stock which represents 6.9% of the outstanding Common Stock. Boxer Capital and Boxer Management beneficially own 7,123,642 shares of Common Stock which represents 7.0% of the outstanding Common Stock. Braslyn beneficially owns 26,961 shares of Common Stock which represents less than 0.1% of the outstanding Common Stock. Joe Lewis beneficially owns 14,139,053 shares of Common Stock which includes the shares of Common Stock beneficially owned by BCTG Holdings, Boxer Capital, and Braslyn and which represents 13.9% of the outstanding Common Stock. MVA Investors beneficially owns 743,524 shares of Common Stock which represents 0.7% of the outstanding Common Stock. Mr. Davis beneficially owns 793,524 shares of Common Stock which includes the shares of Common Stock beneficially owned by MVA Investors and which represents 0.8% of the outstanding Common Stock.

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or to direct the disposition of, the Common Stock owned by the Reporting Persons:
(i) Sole power to vote or to direct the vote:
BCTG Holdings has the sole power to vote or to direct the vote of 6,988,450 shares of Common Stock. Mr. Davis has the sole power to vote or to direct the vote of 50,000 shares of Common Stock underlying Issuer options exercisable within 60 days.
(ii) Shared power to vote or to direct the vote:
Boxer Capital and Boxer Management have shared power to vote or to direct the vote of 7,123,642 shares of Common Stock. Braslyn has shared power to vote or to direct the vote of  26,961 shares of Common Stock. Joe Lewis has shared power to vote or to direct the vote of  14,139,053 shares of Common Stock. MVA Investors and Mr. Davis have shared power to vote or direct the vote of 743,524 shares of Common Stock.
(iii) Sole power to dispose or to direct the disposition of:
BCTG Holdings has the sole power to dispose or to direct the disposition of  6,988,450 shares of Common Stock. Mr. Davis has the sole power to dispose or to direct the disposition of 50,000 shares of Common Stock underlying Issuer options exercisable within 60 days.
(iv) Shared power to dispose or to direct the disposition of:
Boxer Capital and Boxer Management have shared power to dispose or to direct the disposition of 7,123,642 shares of Common Stock. Braslyn has shared power to dispose or direct the disposition of 26,961 shares of Common Stock. Joe Lewis has shared power to dispose or direct the disposition of 14,139,053 shares of Common Stock. MVA Investors and Mr. Davis have shared power to vote or direct the vote of 743,524 shares of Common Stock.
(c) Other than as described herein, the Reporting Persons have not engaged in any transactions in the Common Stock in the past 60 days. On June 6, 2023, the Issuer awarded restricted stock units and stock options to Aaron I. Davis for his service as a director of the Issuer, as reported by Mr. Davis in a Form 4 filed with the SEC on June 8, 2023.
(d) Other than as described herein and except as may result from indirect interests of investors in Boxer Capital, BCTG, and MVA Investors, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this report.
(e) Not applicable.
Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended to add the following:
Mr. Davis participates in the Issuer’s equity compensation plans for outside directors, as further described from time to time by the Issuer in its filings with the SEC.
Item 7.    Material to Be Filed as Exhibits.
99.1
Joint Filing Agreement, dated January 4, 2022, among BCTG Holdings, Boxer Capital, Boxer Management, Braslyn, Joe Lewis, MVA Investors and Aaron I. Davis (incorporated by reference to Exhibit 1 to the Schedule 13D filed on January 4, 2022.

99.2	Securities Purchase Agreement, dated August 10, 2023 (incorporated by reference to Exhibit 10.1 to Form 8-K filed on August 10, 2023).

99.3	Form of Prefunded Warrant (incorporated by reference to Exhibit 4.1 to Form 8-K filed on August 10, 2023).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 15, 2023

BCTG HOLDINGS, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Manager

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Chief Executive Officer

BOXER ASSET MANAGEMENT INC.

By:	/s/ Paul Higgs
Name:	Paul Higgs
Title:	Director

BRASLYN LTD.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

JOSEPH C. LEWIS

By:	/s/ Joseph C. Lewis
Joseph C. Lewis, Individually

MVA INVESTORS, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Chief Executive Officer

AARON I. DAVIS

By:	/s/ Aaron I. Davis
Aaron I. Davis, Individually